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October 26, 2007	Kathleen M. Nichols
(617) 951-7235
Kate.nichols@ropesgray.com

VIA FEDEX AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Patricia Williams, Esq.

Re:          Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A of Pax World Funds Series Trust I (File No. 002-38679)

Dear Ms. Williams:

On behalf of Pax World Funds Series Trust I (the “Registrant”), I am writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in our telephone call on October 17, 2007 (the “Comments”), relating to post-effective amendment no. 52 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) of the Registrant, filed with the Commission on August 15, 2007, regarding the Pax World Women’s Equity Fund series of the Registrant (the “Fund”).

For convenience of reference, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1.             Comment.              Please consider ending the Investment Objective after “to seek long-term growth of capital.”

Response.             The requested change has been made.

2.             Comment.              Please consider disclosing the Fund’s strategy with respect to market capitalization.

Response.             The requested change has been made. The following disclosure has been added to the “Principal Investment Strategies” section.

“The Women’s Equity Fund may invest in securities of companies with any market capitalization.”

3.             Comment.              Please confirm supplementally that the Fund will comply with Rule 35d-1 under the Investment Company Act of 1940.

Response.             We hereby confirm that the Fund complies with Rule 35d-1 by stating under the section “Principal Investment Strategies”:

“Under normal market conditions, the Women’s Equity Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities (such as common stocks, preferred stocks and securities convertible into common or preferred stocks).”

We do not believe that the inclusion of the terms “Women’s” or “Pax World” in the Fund’s name suggests that the Fund focuses its investments in any particular type of investment.  We note in this regard that the Fund’s prospectus discloses that “the Fund seeks to invest primarily in companies that ... take affirmative steps to attract, retain and promote women, and to advance gender equity and women’s empowerment in the workplace and beyond.”  The prospectus also discloses that “the Fund also seeks to promote peace, protect the environment, advance equality and foster sustainable development.  To denote this endeavor, the Fund has adopted the name ‘Pax World.’”

4.             Comment.              Please disclose supplementally whether the Fund has a lower limit with respect to its investments in non-U.S. issuers.

Response.             The Fund does not have a lower limit with respect to its investments in non-U.S. issuers.

5.             Comment.              Please define micro-finance institutions upon its first use.

Response.             The requested change has been made.  The following parenthetical disclosure has been added to the “About the Fund-Sustainable Investing-Community and Sustainable Development” section.

“Such investments may include investments in micro-credit or micro-finance institutions (financial institutions that provide financial services and loans to entrepreneurs and individuals in emerging market economies) that advance women’s equity and sustainable development around the globe.”

6.             Comment.              Because the Fund lists “Derivatives Risk” and “Small-and Medium-Sized Company Risk” under “Principal Risks,” consider including reference to these items in the “Principal Investment Strategies” section.

Response.             In response to your comment, the following disclosures have been added to the “Principal Investment Strategies” section:

“The Women’s Equity Fund may invest in securities of companies with any market capitalization.”

“The Women’s Equity Fund may utilize derivatives, including but not limited to foreign currency exchange contracts, stock options and futures contracts, for hedging and for investment purposes.”

7.             Comment.              Please clarify supplementally what the Fund means by “sustainable business models” under “Principal Investment Strategies-Sustainable Investing.”

Response.             Companies that have “sustainable business models” integrate positive environmental, social and governance standards and practices into their business models, which the Fund believes makes such business models more likely to be successful in over the long term.  We note that additional information regarding sustainable investing appears in the prospectus under the caption “ About the Fund-Sustainable Investing.”

8.             Comment.              Please consider moving footnote 1 to the performance information bar chart to the introductory paragraph for “Fund Performance” to indicate that the returns are those of the predecessor fund.

Response.             The requested change has been made.

9.             Comment.              Please consider including the gender criteria discussed under “Principal Investment Strategies” in the section “About the Fund-Sustainable Investing.”

Response.             Given the particular emphasis of Pax World Women’s Equity Fund on issues of gender equity and empowerment, we believe it is appropriate to highlight the gender criteria discussed under “Principal Investment Strategies.”  The section “About the Fund-Sustainable Investing” contains more general information applicable to all Pax World Funds.

10.           Comment.              Please consider including language in the “Principal Investment Strategies” section to clarify that investments are considered in light of all of Pax World’s social criteria, not only the gender criteria.

Response.             We note that the disclosure currently provides that “The Women’s Equity Fund seeks to invest primarily in companies that, in addition to meeting Pax World’s other financial, environmental, social and governance criteria, take affirmative steps to attract, retain and promote women and to advance gender equity and women’s empowerment in the workplace and beyond.”   (emphasis added.)

11.           Comment.              Please consider including acquired fund fees and expenses in the fee table because the fund may invest in exchange traded funds and other investment companies as disclosed in the Statement of Additional Information under the section “Investments and Special Considerations; Risk Factors.”

Response.             Although the Fund is permitted to invest in exchange traded funds and other investment companies, it does not currently anticipate doing so.

12.           Comment.              Under “Management, Organization and Capital Structure-Portfolio Manager,” provide the portfolio manager’s length of service to the Fund.

Response.             The requested change has been made. The following disclosure has been added to the “Management, Organization and Capital Structure-Portfolio Manager” section:

“Ms. Avutu has been responsible for the management of the Women’s Equity Fund since October 29, 2007 and has been a portfolio manager with the Adviser since July 2007.”

13.           Comment.              Disclose the number of registered investment companies in the Pax World fund complex for which the Fund’s Trustees serve as Trustees in connection with the “Compensation of Trustees” table in the statement of additional information.

Response.             The requested change has been made. The following disclosure has been added as a footnote to the “Compensation of Trustees” table:

“Each of the Trustees serves as Trustee with respect to Pax World Funds Series Trust I, which currently consists of six separate series.”

* * * * *

The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant.

The Registrant acknowledges that should the Commission or the Staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

I hope that the foregoing responses adequately address the Comments.  Please feel free to call me at (617) 951-7235 with any questions.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Joseph F. Keefe
Brian D. McCabe